As filed with the Securities and Exchange Commission on April 24, 2007
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ON TRACK INNOVATIONS LTD.
(Exact name of Registrant as Specified in Its Charter)

State of Israel	3674	Not Applicable
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

Z.H.R. Industrial Zone
P.O. Box 32, Rosh Pina, Israel 12000
(011) 972-4-686-8000
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Ohad Bashan
OTI America, Inc.
2 Executive Drive, Suite 740
Fort Lee, New Jersey 07024
(201) 944-5200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Ernest Wechsler, Esq.	Shmuel Zysman, Adv.
Kramer Levin Naftalis & Frankel LLP	Zysman Aharoni Gayer & Ady Kaplan & Co., Law Offices
1177 Avenue of the Americas	52A Hayarkon Street
New York, New York 10036	Tel Aviv 63432, Israel
(212)-715-9100	(011) 972-3-795-5555

        Approximate date of commencement of proposed sale to the public: From time to time after the Registration Statement becomes effective.

        If only securities being registered on this form are being offered pursuant to dividend or reinvestment plans, please check the following box. ☐

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☒

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

        If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered		Proposed Maximum Offering Price per Share		Proposed Maximum Aggregate Offering Price		Amount of Registration Fee

Ordinary Shares, nominal value NIS 0.10	3,422,016		$7.94		$27,170,807.04	(1)	$834.15
Ordinary Shares, nominal value NIS 0.10	66,438	(2)	$0.025	(3)	$1,660.95	(1)	$1.00
Total	3,488,454						$835.15

(1)	Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(c) of the Securities Act, based on the average of the reported bid and ask prices of the ordinary shares on the Nasdaq Global Market on April 20, 2007. The ordinary shares we are registering are to be sold by selling shareholders, including affiliate. We will not receive any proceeds from the sale of the ordinary shares by the selling shareholders.

(2)	Represents ordinary shares being registered for resale by certain selling shareholders which are issuable upon exercise of warrants pursuant to agreements between the registrant and those selling shareholders.

(3)	Calculated in accordance with Rule 457(f)(1) of the Securities Act.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. NO SELLING SHAREHOLDERS MAY SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED APRIL 24, 2007

PROSPECTUS

3,488,454 Ordinary Shares

        This prospectus relates to the resale from time to time of up to 3,488,454 ordinary shares that have been issued or are issuable to the selling shareholders, as follows:

        —     2,827,200 ordinary shares issued to SuperCom as payment of the consideration in the SuperCom transaction (as described in this prospectus);

        —     84,816 ordinary shares issued to a selling shareholder as payment of a consulting fee in connection with the SuperCom transaction;

        —     30,000 ordinary shares issued to a selling shareholder as payment of the consideration in the FDR transaction (as described in this prospectus);

        —     16,438 ordinary shares issuable upon exercise of warrants granted to certain selling shareholders as payment for certain advisory services (as described in this prospectus);

        —     480,000 ordinary shares issued to Barun as payment of the consideration in the Barun transaction (as described in this prospectus); and

        —     50,000 ordinary shares issuable upon exercise of warrants granted to a certain selling shareholder as payment for certain consulting services relating to the Barun transaction (as described in this prospectus).

        We will not receive any proceeds from sales of the ordinary shares offered pursuant to this prospectus, but we will receive the proceeds from the exercise of warrants. We will pay all expenses of registering the securities. The selling shareholders identified in this prospectus, or their pledgees, donees, transferees or other successors-in-interest, may, from time to time, sell, transfer or otherwise dispose of any or all of its ordinary shares or interests in ordinary shares on any stock exchange, market or trading facility on which the ordinary shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

        The selling shareholders and any agents or broker-dealers that participate with the selling shareholders in the distribution of the ordinary shares may be considered “underwriters” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”) and, in that event, any commissions received by them and any profit on the resale of the shares may be considered underwriting commissions or discounts under the Securities Act.

        Our ordinary shares are listed on the Nasdaq Global Market under the symbol “OTIV.” On April 20, 2007, the closing sale price of our ordinary shares on the Nasdaq Global Market was $7.94 per share. You are urged to obtain the current market quotations for our ordinary shares.

        Investing in our ordinary shares involves a high degree of risk. See the section captioned “Risk Factors” beginning on page 7.

        Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is           , 2007.

PROSPECTUS SUMMARY

        This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before buying ordinary shares in this offering. You should carefully read this entire prospectus, including each of the documents incorporated herein by reference, before making an investment decision.

Our Company

        Since our incorporation in 1990, we have designed, developed and sold contactless microprocessor-based smart card products. Because our cards contain microprocessors, they can store and process information and run multiple applications. Our cards are referred to as “contactless” because they do not require physical contact with a card reader, as power and data are transferred to a card through a magnetic field generated by a card reader. Our products combine the benefits of both microprocessors and contactless cards. We believe that we are one of the first companies to deploy contactless microprocessor-based smart card products for commercial use. In addition to contactless microprocessor-based smart cards, we also sell products that are based on other card technologies.

        We focus on the development of our core technologies and our OTI Platform-based products. We currently offer three lines of products, each of which constitutes a complete system, as well as components (such as smart cards and readers) that we sell to original equipment manufacturers, or OEMs, for incorporation into their own products. Our three complete system product lines include:

—	Payments Solutions: we offer financial institutions a cashless system and loyalty program to replace cash, which includes the PayPass system that we are installing for MasterCard, our EasyPark system and our mass transit payment system;

—	Petroleum Systems: OTI’s EasyFuel is a wireless, cashless, cardless, and paperless fuel management and petroleum solution which includes both our gasoline management system, or GMS, and our EasyFuel systems; and

—	Smart ID Solutions: OTI’s solutions for credentialing, identifying and verifying individuals combine the capability to support biometric identification with the portability of smart cards.

        Substantially all of our contactless microprocessor-based products are based on a common platform which we refer to as the OTI Platform. The OTI Platform combines our patented technologies and consists of our smart cards, our smart card readers, software that enables the development of applications for the smart card and a communications technology that ensures that the transmission of data to and from the card is secure and reliable. The OTI Platform can be customized to support a large number of applications, such as credit and debit card functions and identification and loyalty programs. The OTI Platform has been deployed in different markets, such as petroleum, micro-payments, mass transit and e-passport/national identification (“ID”), and is being developed for other markets, such as medical services. For some markets, we have developed extensively customized hardware and software systems based on our OTI Platform, such as the petroleum payment and management solution for fleet managers and an electronic parking payment system.

        Our products offer the following benefits:

—	the information stored on a card and transferred between the card and the reader is secure;

—	our products provide for a reliable transfer of information to and from a card;

—	our cards are durable, easy to use and take a variety of forms, including credit card size solutions, key chains, tags, stickers and wristwatches;

—	our products are easy to install and maintain;

—	our products enable the transition from other card technologies to our contactless microprocessor-based technology; and

—	our products support multiple, independent applications on the same card.

        We intend to enhance our position in the design and development of contactless microprocessor-based smart card products by developing new applications for our technology. We also intend to enter new markets, either alone or through relationships with other parties, such as MasterCard International and BP (formerly known as British Petroleum), and we aim to generate additional revenues from transaction fees and ongoing payments for customer support.

        We market our technologically advanced products through our global network of subsidiaries and strategic relationships. Our sales and marketing efforts are directed from our U.S. subsidiary, OTI America, Inc., located in Fort Lee, New Jersey, and carried out through our subsidiaries in Israel, America, Europe, Africa and the Far-East.

The Transactions

The SuperCom Transaction

        On December 31, 2006, pursuant to an asset purchase agreement dated as of November 7, 2006 by and between the Company and SuperCom Ltd., an Israeli corporation (“SuperCom”), the Company completed the purchase of the main assets of SuperCom for consideration of 2,827,200 of our ordinary shares. The agreement provides for the purchase of SuperCom’s International Project Solution (“IPS”) business, whose activities accounted for substantially all of SuperCom’s revenue. In connection with the transaction, we acquired, among other things, inventory, equipment, machinery and intellectual property relating to SuperCom’s IPS business. Under the agreement, SuperCom agreed to indemnify us for any breaches of its representations, warranties, covenants and obligations for twelve months from the closing date (December 31, 2007). The indemnification also covers any claim based on SuperCom’s alleged infringement on the intellectual property of any third party.

        Pursuant to the asset purchase agreement, under which the ordinary shares described above were issued, we entered into a registration rights agreement whereby we agreed to register under the Securities Act of 1933, as amended, or the “Securities Act,” the resale of the 2,827,200 ordinary shares issued to SuperCom. This prospectus forms a part of the registration statement that is being filed to satisfy our obligations under the agreement.

        In addition to the foregoing, the agreements described below were also entered into by the parties to the SuperCom transaction:

—	SuperCom executed an irrevocable proxy appointing our Chairman, on behalf of the Board of Directors, or a person the Board of Directors will instruct, to vote the 2,827,200 ordinary shares issued to SuperCom in connection with the transaction;

—	the 2,827,200 ordinary shares issued to SuperCom are subject to a lock-up agreement, where one-seventh (1/7) of the shares (403,885 ordinary shares) will be released from the lock-up restrictions every three months beginning on the closing date (December 31, 2006), for an aggregate period of eighteen (18) months; and

—	the parties entered into a service and supply agreement giving SuperCom a license to use applicable SuperCom intellectual property transferred to us for the duration of certain existing contracts and projects.

        In connection with the SuperCom transaction, Yitzchak Babayov (“Babayov”) provided us with certain consulting services. In consideration for providing these services, we issued to Babyov a success fee equal to 3% of the total number of shares issued to SuperCom in the transaction, in an aggregate amount equal to 84,816 ordinary shares.

        We have agreed to register under the Securities Act the resale of the ordinary shares issued to Babyov. This prospectus forms a part of the registration statement that is being filed to satisfy these obligations.

The FDR Transaction

        Pursuant to an agreement dated as of September 13, 2006, by and between OTI and Beijing Fen Di Rui Science & Technology Ltd (“FDR”), as amended, we issued to FDR an aggregate of 30,000 of our ordinary shares as consideration for our purchase of FDR’s smart card operating system and support services.

        We have agreed to register under the Securities Act the resale of the ordinary shares that we issued to FDR. This prospectus forms a part of the registration statement that is being filed to satisfy our obligations under the agreement.

The AGI Transaction

        Andrew Garrett, Inc., or “AGI,” has provided us with certain financial advisory and other related services pursuant to a Financial Advisory Agreement between OTI and AGI, dated as of August 9, 2005. Pursuant to a renewal agreement dated as of November 10, 2006, in consideration for providing these services, we issued to certain affiliates of AGI (Ms. Sharon Sycoff, Mr. Aharon Orlansky, Mr. Jordan D. Cooper and Mr. Allison Gold), as an additional consulting fee, warrants to purchase 16,438 of our ordinary shares.

        We have agreed to register under the Securities Act the ordinary shares issuable upon the exercise of the warrants issued to AGI’s affiliates. This prospectus forms a part of the registration statement that is being filed to satisfy these obligations.

The Barun Transaction

        On February 16, 2007, the Company completed the purchase of the smart card module production line of Barun Electronics Co. Ltd., a Korean company, for consideration of 480,000 of our ordinary shares. In connection with this transaction, we acquired, among other things, machinery, spare parts, jigs, supporting equipment and certain other property relating to the production line. Under the acquisition agreement, Barun has guaranteed to us, among other things, that the line of business is free from material defects and that the acquired assets can be fully operational in their maximum manufacturing capacities for a period of at least five years commencing on the date of acquisition. Barun also has undertaken to us that, for the 36 months commencing on the date of the acquisition , it shall generally be responsible for fixing or replacing any malfunctioning machines acquired under the agreement that have malfunctioned due to aging.

        Pursuant to the acquisition agreement, under which the ordinary shares described above were issued, we agreed to register under the Securities Act the resale of the 480,000 ordinary shares issued to Barun. This prospectus forms a part of the registration statement that is being filed to satisfy our obligations under the agreement.

        In addition to the foregoing, the agreements described below were also entered into by the parties to the Barun transaction:

—	we entered into an escrow agreement with Z.A.G. Trust Company Ltd., or the escrow agent, and Barun, pursuant to which the parties agreed that the escrow agent would hold in escrow, subject to the terms of the escrow agreement, the 480,000 ordinary shares issued to Barun in connection with the transaction and thereby provide the mechanism for Barun to sell such shares in accordance with the lock-up agreement (described below) and the acquisition agreement;

—	Barun executed an irrevocable proxy appointing the escrow agent to vote the 480,000 ordinary shares issued to Barun in connection with the transaction; however, the parties have agreed that the escrow agent will not vote such 480,000 ordinary shares in any manner whatsoever as long as it holds such shares;

—	the 480,000 ordinary shares issued to Barun in connection with the transaction are subject to a lock-up agreement, whereby (i) 126,000 ordinary shares shall be released upon presentation by Barun to the escrow agent of a confirmation that certain specified machinery has been received by the company (the date that this confirmation is presented is referred to herein as the “arrival confirmation date”), (ii) 189,000 ordinary shares shall be released in 12 equal monthly installments (of 15,750 ordinary shares each) on the first day of each calendar month following the arrival confirmation date, and (iii) 165,000 ordinary shares shall be released in 12 equal monthly installments (of 13,750 ordinary shares each) on the first day of each calendar month commencing at the end of the 12-month period referred to in the foregoing clause (ii); and

—	Barun entered into a non-disclosure agreement with us with respect to certain proprietary and other confidential information relating to the business line.

        In connection with the Barun transaction, we entered into a Consulting and Mediation Agreement with Join International Network Ltd. (“Join”), pursuant to which Join provided us with certain consulting services. In consideration for providing these services, we issued to Join warrants to purchase 50,000 of our ordinary shares.

About the SuperCom Business

Business Overview

        We acquired the IPS business of SuperCom, which is operated in Israel. This business focuses on smart card technology, and designs, develops and markets advanced smart card technologies and products for the governmental and commercial secured identification markets. The IPS business compliments our current line of products and allows us to replace certain outsourced components. It also functions as a “one-stop” technological integration and support source for smart card system integrators, utilizing its know-how and technologies. Through this business, we have added complementary technologies and solutions for the smart card market, including customizable smart cards, smart card-related products, proprietary smart card production technologies, and advanced identification, or ID technologies, complemented by brand protection and authentication technologies. SuperCom’s IPS business also sells specially designed kits containing the raw materials necessary to produce cards and smart cards. As part of the transaction, we hired 17 employees of SuperCom.

        The acquired business’s core strengths are as follows:

—	smart card technology integration know-how;

—	high security solution integration;

—	proprietary smart card technologies and products;

—	expertise in multi-application smart cards; and

—	extensive experience with the governmental ID market.

Risk Factors

        This offering involves a high degree of risk. You should carefully consider the risks discussed in detail under the section captioned “Risk Factors” and elsewhere in this prospectus. If any of these risks actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that case, the trading price of our ordinary shares could decline, and you may lose all or part of your investment.

THE OFFERING AND LISTING

Aggregate number of ordinary shares offered by the Selling Shareholders pursuant to this prospectus	3,488,454 shares, including ordinary shares issuable upon exercise of warrants. See the section captioned "Selling Shareholders."

Aggregate number of ordinary shares issuable upon exercise of warrants offered by the Selling Shareholders pursuant to this prospectus	66,438 shares. See the section captioned "Selling Shareholders."

Ordinary shares to be outstanding after this Offering	19,212,388 shares, excluding the ordinary shares issuable as of the date of this prospectus upon exercise of outstanding options and warrants but including ordinary shares issuable upon exercise of the warrants described in this prospectus. We currently have outstanding options to acquire 2,038,378 ordinary shares, 1,038,128 of which are currently exercisable, and warrants to acquire 2,391,529 ordinary shares (including ordinary shares issuable upon exercise of the warrants described in this prospectus), all of which are currently exercisable.

Use of proceeds	We will receive no cash proceeds from the sales of ordinary shares described in this prospectus. If the warrants are exercised in full, we would realize proceeds before expenses in the amount of 6,643.8 NIS, or approximately $1,660.95.

Nasdaq Global Market symbol	OTIV

        The share numbers set forth above and, unless otherwise noted, throughout this prospectus give effect to our 10-for-1 reverse share split, which was effective as of June 17, 2002.

CORPORATE INFORMATION

        We were incorporated in the State of Israel in February 1990. The address of our registered and principal executive office is Z.H.R. Industrial Zone, P.O. Box 32, Rosh Pina, Israel 12000, and our telephone number is (011) 972-4-686-8000. Our Internet website address is www.otiglobal.com. The information on our web site does not constitute part of this prospectus.

        We have registered trademarks in the United States, the European Community and Israel for “OTI” and “OTI INSIGHT.” “SCIENCE – NON FICTION” is a registered European Community Trade Mark and is registered in Israel and in the United States. “EASYPARK” is a registered trademark in the United States, Canada, Singapore and Israel. We are also using other, less material registered trademarks and unregistered trademarks and trade names. All other registered trademarks appearing in this prospectus are owned by their respective holders.

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we filed with the SEC utilizing a “shelf” registration process. Under this shelf process, the selling shareholders may offer up to a total of 3,488,454 ordinary shares, from time to time, in one or more offerings in any manner described under the section in this prospectus entitled “Plan of Distribution.”

        Unless the context otherwise requires, all references in this prospectus to “we,” “our,” “our company,” “us” and the “company” refer to On Track Innovations Ltd. and its subsidiaries. References to “On Track Innovations” or “OTI” refer to On Track Innovations Ltd.

        All references in this prospectus to “ordinary shares” refer to OTI’s ordinary shares, par value NIS 0.10 per share.

        All references to “New Israeli Shekels” or “NIS” are to the lawful currency of Israel.

        All references to “euros,” “EUR” or “€” are to the lawful currency of the European Union.

        All references to “dollars” or “$” are to the lawful currency of the United States.

RISK FACTORS

        This offering involves a high degree of risk. You should carefully consider the following risks together with the other information in this prospectus before deciding to invest in our ordinary shares. If any of the following risks actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that case, the trading price of our ordinary shares could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We have a history of losses and expect to continue to incur full-year losses at least through 2007.

        We have incurred losses in each year since we commenced operations in 1990. We reported net losses of $11.7 million in 2001, $6.2 million in 2002, $3.6 million in 2003, $9.3 million in 2004 $9.1 million in 2005 and $6.6 million in 2006. We expect to incur full year losses at least through 2007, as we invest in the expansion of our global marketing network, reduce our product prices in return for transaction fees based on the volume of transactions effected in systems that contain our products, enhance our research and development capabilities and expand our internal manufacturing capabilities.

If the market for smart cards in general, and for contactless microprocessor-based smart cards inparticular, does not grow, sales of our products may not grow and may even decline.

        The success of our products depends on commercial enterprises, governmental authorities and other potential card issuers adopting contactless microprocessor-based smart card technologies. Other card technologies, such as magnetic strips or bar codes, are widely used and could be viewed by potential customers as more cost effective alternatives to our products. Additionally, potential customers in developed countries such as the United States may already have installed systems that are based on technologies different from ours and may therefore be less willing to incur the capital expenditures required to install or upgrade to a contactless microprocessor-based smart card system. As a result, we cannot assure you that there will be significant market opportunities for contactless microprocessor-based smart card products. If demand for contactless microprocessor-based smart card products such as ours does not develop or develops more slowly than we anticipate, we may have fewer opportunities for growth than we expect.

If we fail to develop new products or adapt our existing products for use in new markets, our revenue growth may be impeded and we may incur significant losses.

        To date, we have sold products incorporating our technology within a limited number of markets. We are currently developing and marketing products such as medical cards for use in hospitals and identity cards for use by governmental authorities. We are devoting significant resources to developing and marketing these and other products and adapting our existing products for use in new markets. If we fail to develop new products or adapt our existing products for new markets, we may not recoup the expenses incurred in our efforts to do so, our revenue growth may be impeded and we may incur significant losses.

In the past seven years, we have acquired several companies or groups of companies and we intend to continue to pursue strategic acquisitions in the future. The failure to successfully integrate acquired companies and businesses or to acquire new companies and businesses may harm our financial performance and growth.

        We just completed the acquisition of the main assets of SuperCom and a production line of Barun. In addition, in the past seven years we have acquired:

—	the SoftChip group, an Israeli designer of microprocessors and operating systems for smart cards;

—	InterCard, a German company that provides OEM and electronics manufacturing services;

—	ASEC Spolka Akcyjna, or “ASEC,” a Polish company that develops, manufactures and markets card readers and reader modules based on radio frequency identification technologies;

—	71.5% of e-Pilot, a Hong Kong-based company that develops, manufactures and markets smart card inlays for smart cards and other products (currently operated through our majority-owned subsidiary Millennium Card Technology Limited (“MCT”));

—	Pioneer Oriental International, Ltd., or “POI,” an engineering company that develops and manufactures machinery used to create smart cards inlays for smart cards and other products, and that also manufactures contact and contactless smart cards themselves and inlay for contact and contactless smart cards (currently operated through MCT);

—	Substantially all of the assets of Pioneer Oriental Engineering Ltd., or “POE,”relating to the design and manufacture of machinery for the manufacture of smart cards (currently operated through MCT); and

—	InSeal, a French company providing an operating system for contactless applications to a variety of customers in the payments market.

We paid for all of these acquisitions through the issuance of our ordinary shares. These and future acquisitions could result in:

—	difficulties in integrating our operations, technologies, products and services with those of the acquired companies;

—	difficulty in integrating operations that are spread across significant geographic distances;

—	diversion of our capital and our management's attention away from other business issues;

—	potential loss of key employees and customers of companies we acquire;

—	increased liabilities as a result of liabilities of the companies we acquire; and

—	dilution of shareholdings in the event we acquire companies in exchange for our shares.

        We may not successfully integrate any technologies, manufacturing facilities or distribution channels that we have or may acquire and we cannot assure you that any of our recent acquisitions will be successful. In addition, if we do not acquire new companies and businesses in the future, our business may not grow as expected. If any of our recent or future acquisitions are not successful, our financial performance and business may be adversely affected.

We have historically derived a significant portion of our revenues from sales to systems integrators who are not the end-users of our products. We are to a certain extent dependent on the ability of these integrators to maintain their existing business and secure new business.

        In 2003, 2004, 2005 and, 2006, 28%, 16%, 9% and 8%, respectively, of our revenues were derived from sales to systems integrators, who incorporate our products into systems which they supply and install for use in a specific project. To the extent our revenues depend on the ability of systems integrators to successfully market, sell, install and provide technical support for systems in which our products are integrated or to sell our products on a stand-alone basis, our revenues may decline if the efforts of these systems integrators fail. Further, the faulty or negligent implementation and installation of our products by systems integrators may harm our reputation and dilute our brand name. Because we are one step removed from the end-users of our products, it may be more difficult for us to rectify damage to our reputation caused by systems integrators who have direct contact with end-users. In addition, termination of agreements with systems integrators or revocation of exclusive distribution rights within a certain area can be difficult. If we are unable to maintain our current relationships with systems integrators or develop relationships with new systems integrators, we may not be able to sell our products and our results of operations could be impaired.

        Unless we continue to expand our direct sales, our future success will depend upon the timing and size of future purchases by systems integrators and the success of the projects and services for which they use our products.

Our dependence on third party distributors, sales agents, and value-added resellers could result in marketing and distribution delays which would prevent us from generating sales revenues.

        We market and sell some of our products using a network of distributors covering several major world regions, including the United States. We establish relationships with distributors and resellers through written agreements that provide prices, discounts and other material terms and conditions under which the reseller is eligible to purchase our systems and products for resale. These agreements generally do not grant exclusivity to the distributors and resellers and, as a general matter, are fixed-term contracts, and do not always have commitments for minimum sales and could be terminated by the distributor. We are currently engaged in discussions with other potential distributors, sales agents, and value-added resellers. Such arrangements may never be finalized and, if finalized, such arrangements may not increase our revenues or enable us to achieve profitability.

        Our ability to terminate a distributor who is not performing satisfactorily may be limited. Inadequate performance by a distributor may affect our ability to develop markets in the regions for which the distributor is responsible and could result in substantially greater expenditures by us in order to develop such markets. Our operating results will be highly dependent upon: (i) our ability to maintain our existing distributor arrangements; (ii) our ability to establish and maintain coverage of major geographic areas and establish access to customers and markets; and (iii) the ability of our distributors, sales agents, and value-added resellers to successfully market our products. A failure to achieve these objectives could result in lower revenues.

Our revenue growth may be impaired if we are unable to maintain our current, and establish new, strategic relationships.

        The markets for our products are usually highly specialized and require us to enter into strategic relationships in order to facilitate or accelerate our penetration into new markets. We consider a relationship to be strategic when we integrate our technology into some of the product offerings of a manufacturer or systems integrator that has a significant position in a specified market, and then we cooperate in marketing the resulting product. The termination of any of our strategic relationships or our failure to develop additional relationships in the future may limit our ability to expand the markets in which our products are deployed or to sell particular products.

One of our customers accounted for approximately 30% of our revenues in 2005 and 3.6% of our revenues in 2006. A loss of this customer or a reduction or delay in orders from this customer could harm our business.

        In 2005, one of our customers accounted for approximately 30% of our consolidated revenues, and for 2006, that customer accounted for approximately 3.6% of our consolidated revenues. There can be no assurance that this customer will continue to use our products and services. A termination, reduction, delay or cancellation of orders from this customer, including reductions or delays due to market, economic or competitive conditions, could have a material adverse effect on our business, operating results and financial condition.

The terms of certain of our agreements may restrict our ability to take actions that we believe to be desirable.

        Pursuant to certain agreements we have entered into with our suppliers, distributors and joint venture partners, we have agreed to restrict ourselves in some areas of business for different time periods, ranging from several months to several years. In addition, in certain markets, we sell our products through distributors which, in general, have exclusive distribution rights in that market if specified sales quotas are met. The foregoing could have a material adverse effect on our business, operating results and financial condition if these partners do not perform in a satisfactory manner.

We face intense competition. If we are unable to compete successfully, our business prospects will be impaired.

        We face intense competition from developers of contact and contactless microprocessor-based technologies and products, developers of contactless products that use other types of technologies that are not microprocessor-based, and non-smart card technologies. We compete on the basis of a range of competitive factors including price, compatibility with the products of other manufacturers, and the ability to support new industry standards and introduce new reliable technologies. Many of our competitors, including Philips Semiconductors, a division of Philips Electronics N.V., and Infineon Technologies AG have greater market recognition, larger customer bases, and substantially greater financial, technical, marketing, distribution, and other resources than we possess. As a result, they may be able to introduce new products, respond to customer requirements and adapt to evolving industry standards more quickly than we can. In addition, we may not be able to differentiate our products sufficiently from those of our competitors.

        From time to time, we or one or more of our present or future competitors may announce new or enhanced products or technologies that have the potential to replace or shorten the life cycles of our existing products. The announcement of new or enhanced products may cause customers to delay or alter their purchasing decisions in anticipation of such products, and new products developed by our competitors may render our products obsolete or achieve greater market acceptance than our products.

        If we cannot compete successfully with our existing and future competitors, we could experience lower sales, price reductions, loss of revenues, reduced gross margins and reduced market share.

If there is a sustained increase in demand for microprocessors, availability might be limited and prices might increase.

        Our products require microprocessors. The microprocessor industry periodically experiences increased demand and limited availability due to production capacity constraints. Increased demand for, or limited availability of, microprocessors could substantially increase the cost of producing our products. Because some of our customer contracts have fixed prices, we may not be able to pass on any increases in costs to these customers, and consequently our profit margin could be reduced.

        In addition, as a result of a shortage, we may be compelled to delay shipments of our products, or devote additional resources to maintaining higher levels of microprocessor inventory. Consequently, we may experience substantial period-to-period fluctuations in our cost of revenues and, therefore, in our future results of operations.

Our products have long development cycles and we may expend significant resources in relation to as pecific project without realizing any revenues.

        The development cycle for our products varies from project to project. Typically, the projects in which we are involved are complex and require that we customize our products to our customers’ needs and specifications in return for payment of a fixed amount. We then conduct evaluation, testing, implementation and acceptance procedures of the customized products with the customer. Only after successful completion of these procedures will customers place orders for our products in commercial quantities. In addition, our contracts do not typically include minimum purchase requirements. We, therefore, cannot assure you that contracts into which we enter will result in commercial sales. Our average development cycle is typically between 18 and 24 months from initial contact with a potential customer until we deliver commercial quantities to the customer and recognize significant revenues. As a result, we may expend financial, management and other resources to develop customer relationships before we recognize any revenues.

Fluctuations in our quarterly financial performance may create volatility in the market price of our shares and may make it difficult to predict our future performance.

        Our quarterly revenues and operating results have varied substantially in the past and are likely to do so in the future. These fluctuations may be driven by various factors which are beyond our control, are difficult to predict and may not meet the expectations of analysts and investors. These factors include the following:

—	The size and timing of orders placed by our customers, particularly in government projects – government projects typically involve a protracted competitive procurement process and in some circumstances litigation following the award of a contract. As a result, it is difficult to predict the timing and size of orders under such contracts. For example, we started to prepare our offer for the Israeli national electronic parking system project in 1992, we were awarded the contract in May 1998 and deployment began in January 2000. We started recognizing revenues in the second half of 2000.

—	The fact that our rental expenses are fixed and we may not be able to reduce these expenses in the event of a reduction in revenues in a particular quarter. In addition, our payroll expenses are relatively fixed and we would not expect to reduce our workforce due to a reduction in revenues in any particular quarter.

—	The tendency of our clients to place orders for products toward the last quarter of their financial year.

        Because of these factors, our revenues and operating results in any quarter may not be indicative of our future performance, and it may be difficult for you to evaluate our prospects.

Delays or discontinuance of the supply of components may hamper our ability to produce our products on a timely basis and cause short-term adverse effects.

        The components we use in our products, including microprocessors and cards, are supplied by third party suppliers and manufacturers. Except for Samsung Electronics Co., Ltd., currently the sole supplier of the chip that integrates our antenna interface into Samsung’s microprocessor, none of these suppliers is a sole supplier. Nevertheless, we sometimes experience short-term adverse effects due to delayed shipments that have in the past interrupted and delayed, and could in the future interrupt and delay, the supply of our products to our customers, and may result in cancellation of orders for our products. In addition, we do not generally have long term supply contracts under which our suppliers are committed to supply us with components at a fixed price. Suppliers could increase component prices significantly without warning or could discontinue the manufacture or supply of components used in our products. We may not be able to develop alternative sources for product components if and as required in the future. Even if we are able to identify alternative sources of supply, we may need to modify our products to render them compatible with other components. This may cause delays in product shipments, increase manufacturing costs and increase product prices.

        Because some of our suppliers are located in Europe and the Far East, we may experience logistical problems in our supply chain, including long lead times for receipt of products or components and shipping delays. In addition, our subcontractors located in Israel and the Far East may, on occasion, feel the impact of potential economic or political instability in their regions, which could affect their ability to supply us with components for our products in a timely manner.

If we fail to hire, train and retain qualified research and development personnel, our ability to enhance our existing products, develop new products and compete successfully may be materially and adversely affected.

        Our success depends in part on our ability to hire, train and retain qualified research and development personnel. Individuals who have expertise in research and development in our industry are scarce. Competition for such personnel in the electronics industry is intense, particularly in Israel. Consequently, hiring, training and retaining such personnel is both time consuming and expensive. In addition, it may be difficult to attract qualified personnel to Rosh Pina, which is in the North of Israel. If we fail to hire, train and retain employees with skills in research and development, we may not be able to enhance our existing products or develop new products.

Our ability to compete depends on our continuing right to use, and our ability to protect, our intellectual property rights.

        Our success and ability to compete depend in large part on using our intellectual property and proprietary rights to protect our technology and products. We rely on a combination of patent, trademark, design, copyright and trade secret law, as well as confidentiality agreements and other contractual relationships with our employees, customers, affiliates, distributors and others. While substantially all of our employees are subject to non-compete agreements, these agreements may be difficult to enforce as a result of Israeli law limiting the scope of employee non-competition undertakings.

        We currently have patents registered in the United States, Israel and other countries covering some of our technology, and have pending applications in the United States, Europe, the Far East, Israel and elsewhere which have not yet resulted in granted patents. We cannot be certain that patents will be issued with respect to any of our pending or future patent applications or that the scope of our existing patents, or any future patents that are issued to us, will provide us with adequate protection for our technology and products. Others may challenge our patents or registered trademarks. We do not know whether any of them will be upheld as valid or will be enforceable against alleged infringers. Thus we do not know whether they will enable us to prevent or hinder the development of competing products or technologies. Moreover, patents provide legal protection only in the countries where they are registered and the extent of the protection granted by patents varies from country to country.

        The measures we have taken to protect our technology and products may not be sufficient to prevent their misappropriation by third parties or independent development by others of similar technologies or products. Competitors may also develop competing technology by designing around our patents and thereafter manufacturing and selling products that compete directly with ours.

        In order to protect our technology and products and enforce our patents and other proprietary rights, we may need to initiate, prosecute or defend litigation and other proceedings before courts and patent and trademark offices in numerous countries. These legal and administrative proceedings could be expensive and could occupy significant management time and resources.

Our products may infringe the intellectual property rights of others.

        It is not always possible to know with certainty whether or not the manufacture and sale of our products does or will infringe patents or other intellectual property rights owned by third parties. For example, patent applications may be pending at any time which, if granted, cover products that we developed or are developing. In certain jurisdictions, the subject matter of patents is not published until the patents are issued. Third parties may from time to time claim that our products infringe their patent or other intellectual property rights. In addition, if third parties claim that our customers are violating their intellectual property rights, our customers may seek indemnification from us (which could be costly), or may terminate their relationships with us. Our products depend on operating systems licensed to us and we may also be subject to claims by third parties that our use of these operating systems infringes their intellectual property rights. Any intellectual property claim could involve time-consuming and disruptive litigation that, if determined adversely to us, could prevent us from making or selling our products, subject us to substantial monetary damages or require us to seek licenses.

        Intellectual property rights litigation is complex and costly, and we cannot be sure of the outcome of any litigation. Even if we prevail, the cost of litigation could harm our results of operations. In addition, litigation is time consuming and could divert our management’s attention and resources away from our business. If we do not prevail in any litigation, in addition to any damages we might have to pay, we might be required to discontinue the use of certain processes, cease the manufacture, use and sale of infringing products and solutions, expend significant resources to develop non-infringing technology or obtain licenses on unfavorable terms. Licenses may not be available to us on acceptable terms or at all. In addition, some licenses are non-exclusive and, therefore, our competitors may have access to the same technology licensed to us. If we fail to obtain a required license or cannot design around any third party patents or otherwise avoid infringements, we may be unable to sell some of our products.

The loss of the services of our Chairman, President and Chief Executive Officer, Oded Bashan, could seriously harm our business.

        Our success depends, in part, on the continued service of Oded Bashan, our Chairman, President and Chief Executive Officer. Mr. Bashan is one of our founders and has developed our business and technology strategy since our inception. The loss of services of Mr. Bashan could disrupt our operations and harm our business.

We are susceptible to changes in international markets and difficulties with international operations could harm our business.

        Since 2001, we have derived revenues from different geographical areas. The following table sets forth our sales in different geographical areas as a percentage of revenues:

	Africa	Europe	Far East	Americas	Israel

2001	6	72	10	9	3
2002	13	67	3	12	5
2003	15	66	1	10	8
2004	11	65	6	11	7
2005	11	26	15	39	9
2006	8	35	29	20	8

        Our ability to maintain our position in existing markets and to penetrate new, regional and local markets, is dependent, in part, on the stability of regional and local economies. Our regional sales may continue to fluctuate widely and may be adversely impacted by future political or economic instability in these or other foreign countries or regions.

        In addition, there are inherent risks in these international operations which include:

—	changes in regulatory requirements and communications standards;

—	required licenses, tariffs and other trade barriers;

—	difficulties in enforcing intellectual property rights across, or having to litigate disputes in, various jurisdictions;

—	difficulties in staffing and managing international operations;

—	potentially adverse tax consequences; and

—	the burden of complying with a wide variety of complex laws and treaties in various jurisdictions.

        If we are unable to manage the risks associated with our focus on international sales, our business may be harmed.

Because we report in dollars while a portion of our revenues and expenses is incurred in other currencies, currency fluctuations could adversely affect our results of operations.

        We generate a significant portion of our revenues in U.S. dollars but we incur a large portion of our expenses in other currencies, principally some employees’ salaries in New Israeli Shekels, and the majority of the expenses of our German and Polish subsidiaries, InterCard and ASEC, in euros and of our subsidiary in the Far East, MCT, in Yuan Renminbi. To the extent that we and our subsidiaries based in Israel, Europe and the Far East conduct our business in different currencies, our revenues and expenses and, as a result, our assets and liabilities, are not necessarily accounted for in the same currency. We are, therefore, exposed to foreign exchange rate fluctuations. These fluctuations may negatively affect our results of operations. Our operations could also be adversely affected if we are unable to limit our exposure to currency fluctuations in the future. Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure to fluctuations in the exchange rate of the U.S. dollar against the New Israeli Shekel or other currencies.

        However, these measures may not adequately protect us from material adverse effects resulting from currency fluctuations. In addition, if we wish to maintain the dollar-denominated value of sales made in other currencies, any devaluation of the other currencies relative to the U.S. dollar would require us to increase our other currency denominated sales price. That could cause our customers to cancel or decrease orders.

We may have to adapt our products in order to integrate them into our customers’ systems or if new government regulations or industry standards are adopted or current regulations or standards are changed.

        Some of our products are subject to government regulation in the countries in which they are used. For example, card readers that are used in the United States and in Europe require certification of compliance with regulations of the U.S. Federal Communications Commission and the European Telecommunications Standards Institute, respectively, regarding emission limits of radio frequency devices. In addition, governmental certification for the systems into which our products are integrated may be required. The International Standards Organization is in the process of approving industry standards regulating the transfer of data between contactless smart cards and a reader. If there is a change in government regulations or industry standards, we may have to make significant modifications to our products and, as a result, could incur significant costs and may be unable to deploy our products in a timely manner.

        In addition, prior to purchasing our products, some customers may require us to receive or obtain a third party certification, or occasionally certify ourselves, that our products can be integrated successfully into their systems or comply with applicable regulations. Receipt of third party certifications may not occur in a timely manner or at all. In some cases, in order for our products, or for the system into which they are integrated, to be certified, we may have to make significant product modifications. Failure to receive third party certifications could render us unable to deploy our products in a timely manner or at all.

Our products may contain defects that are only discovered after the products have been deployed. This could harm our reputation, result in loss of customers and revenues and subject us to product liability claims.

        Our products are highly technical and deployed as part of large and complex projects. Because of the nature of our products, they can only be fully tested when fully deployed. For example, the testing of our parking payment product required the distribution of sample parking payment cards to drivers, installation of electronic kiosks at which a card holder can increase the balance on his or her card, linking of kiosks to financial and parking databases, collection of data through handheld terminals, processing of data that is collected by the system, compilation of reports and clearing of parking transactions. Any defects in our products could result in:

—	harm to our reputation;

—	loss of, or delay in, revenues;

—	loss of customers and market share;

—	failure to attract new customers or achieve market acceptance for our products; and

—	unexpected expenses to remedy errors.

        In addition, we could be exposed to potential product liability claims. While we currently maintain product liability insurance, we cannot assure you that this insurance will be sufficient to cover any successful product liability claim. Any product liability claim could result in changes to our insurance policies, including premium increases or the imposition of a large deductible or co-insurance requirements. Any product liability claim in excess of our insurance coverage would have to be paid out of our cash reserves. Furthermore, the assertion of product liability claims, regardless of the merits underlying the claim, could result in substantial costs to us, divert management’s attention away from our operations and damage our reputation.

We have sought U.S. government contracts in the past and may seek additional U.S. government contracts in the future, which subjects us to certain risks associated with such types of contracts.

        Most U.S. government contracts are awarded through a competitive bidding process, and some of the business that we expect to seek in the future likely will be subject to a competitive bidding process. Competitive bidding presents a number of risks, including:

—	the frequent need to compete against companies or teams of companies with more financial and marketing resources and more experience than we have in bidding on and performing major contracts;

—	the need to compete against companies or teams of companies that may be long-term, entrenched incumbents for a particular contract we are competing for and which have, as a result, greater domain expertise and established customer relations;

—	the need to compete on occasion to retain existing contracts that have in the past been awarded to us on a sole-source basis;

—	the substantial cost and managerial time and effort necessary to prepare bids and proposals for contracts that may not be awarded to us;

—	the need to accurately estimate the resources and cost structure that will be required to service any fixed-price contract that we are awarded; and

—	the expense and delay that may arise if our competitors protest or challenge new contract awards made to us pursuant to competitive bidding or subsequent contract modifications, and the risk that any of these protests or challenges could result in the resubmission of bids on modified specifications, or in termination, reduction or modification of the awarded contract.

        We may not be afforded the opportunity in the future to bid on contracts that are held by other companies and are scheduled to expire if the U.S. government determines to extend the existing contract. If we are unable to win particular contracts that are awarded through the competitive bidding process, we may not be able to operate in the market for products and services that are provided under those contracts for a number of years. If we are unable to win new contract awards or retain those contracts, if any, that we are awarded over any extended period, our business, prospects, financial condition and results of operations will be adversely affected.

        In addition, U.S. government contracts subjects us to risks associated with public budgetary restrictions and uncertainties, actual contracts that are less than awarded contract amounts, and cancellation at any time at the option of the government. Any failure to comply with the terms of any government contracts could result in substantial civil and criminal fines and penalties, as well as suspension from future contracts for a significant period of time, any of which could adversely affect our business by requiring us to pay significant fines and penalties or prevent us from earning revenues from government contracts during the suspension period. Cancellation of any one of our major government contracts, however, could have a material adverse effect on our financial condition.

        The U.S. government may be in a position to obtain greater rights with respect to our intellectual property than we would grant to other entities. Government agencies also have the power, based on financial difficulties or investigations of their contractors, to deem contractors unsuitable for new contract awards. Because we will engage in the government contracting business, we will be subject to audits and may be subject to investigation by governmental entities. Failure to comply with the terms of any government contracts could result in substantial civil and criminal fines and penalties, as well as suspension from future government contracts for a significant period of time, any of which could adversely affect our business by requiring us to spend money to pay the fines and penalties and prohibiting us from earning revenues from government contracts during the suspension period.

        In August 2005, OTI America, Inc. (“OTI America”) was one of several contractors that received contract awards from the United States Government Printing Office (“GPO”) for production of U.S. passports. The GPO issued a stop work order due to a protest filed by us regarding the evaluation of our product by the GPO. In December 2005, the U.S. Court of Federal Claims found in favor of OTI America. However, in July 2006, GPO notified us that we had been eliminated from the group of vendors being considered for the U.S. passport program. OTI challenged that decision in the United States Court of Federal Claims, which denied the Company’s challenge.  OTI has appealed that denial to the United States Court of Appeals for the Federal Circuit. There can be no assurance that we will be successful in our appeal. We may also incur additional legal fees in connection with the appeal.

Terrorist attacks may have a material adverse effect on our operating results.

        Terrorist attacks and other acts of violence or war may affect the financial markets on which our ordinary shares trade, the markets in which we operate, our operations and profitability and your investment. These attacks or subsequent armed conflicts resulting from or connected to them may directly impact our physical facilities or those of our suppliers or customers. Furthermore, these terrorist attacks may make travel and the transportation of our supplies and products more difficult and/or expensive and ultimately affect the results of our operations.

Risks Related to Our Ordinary Shares

Our share price has fluctuated in the past and may continue to fluctuate in the future.

        The market price of our ordinary shares has experienced significant fluctuations and may continue to fluctuate significantly. The market price of our ordinary shares may be significantly affected by factors such as the announcements of new products or product enhancements by us or our competitors, technological innovations by us or our competitors or quarterly variations in our results of operations. In addition, any statements or changes in estimates by analysts covering our shares or relating to the smart card industry could result in an immediate effect, that may be adverse to the market price of our shares.

        Trading in shares of companies listed on the Nasdaq Global Market in general and trading in shares of technology companies in particular has been subject to extreme price and volume fluctuations that have been unrelated or disproportionate to operating performance. These factors may depress the market price of our ordinary shares, regardless of our actual operating performance.

        Securities litigation has also often been brought against companies following periods of volatility in the market price of its securities. In the future, we may be the target of similar litigation that could result in substantial costs and diversion of our management’s attention and resources.

Our share price could be adversely affected by future sales of our ordinary shares.

        As of April 20, 2007, we have outstanding 19,212,388 ordinary shares, warrants to purchase 2,391,529 additional ordinary shares at a weighted average exercise price of $12.68 per share and options to purchase 2,038,378 additional ordinary shares at a weighted average exercise price of $3.60 per share. These numbers include the 3,488,454 ordinary shares (including 66,438 ordinary shares issuable upon the exercise of warrants, which we are registering for resale in this prospectus). We have filed registration statements registering the resale of a total of 682,000 ordinary shares (including the 3,488,454 ordinary shares which we are registering for resale in this prospectus), including ordinary shares issuable upon exercise of options and warrants. We may in the future sell or issue additional ordinary shares. The market price of our ordinary shares could drop as a result of sales of substantial amounts of our ordinary shares in the public market or the perception that such sales may occur, including sales or perceived sales by our directors, officers or principal shareholders. These factors could also make it more difficult to raise additional funds through future offerings of our ordinary shares or other securities.

If our ordinary shares are ever considered a penny stock, any investment in our ordinary shares will be considered a high-risk investment and become subject to restrictions on marketability.

        If the bid price of our ordinary shares falls below $5.00 and we fail to maintain our Nasdaq listing, our ordinary shares may be deemed to be “penny stock” for purposes of the Securities Exchange Act of 1934, as amended, or the “Exchange Act.” The bid price of our ordinary shares on April 20, 2007 was $7.75, but was less than $5.00 from February 26, 2003 until October 22, 2003. We continue to maintain our Nasdaq listing. Brokers effecting transactions in a penny stock are subject to additional customer disclosure and record keeping obligations. The additional obligations include disclosure of the risks associated with low price stocks, stock quote information and broker compensation. In addition, brokers making transactions in penny stocks are subject to additional sales practice requirements under the Exchange Act. These additional requirements include making inquiries into the suitability of penny stock investments for each customer or obtaining the prior written agreement of the customer for the penny stock purchase. Because of these additional obligations, some brokers will not effect transactions in penny stocks. If our shares are deemed a “penny stock” in the future, this designation could have an adverse effect on the liquidity of our ordinary shares and your ability to sell our ordinary shares.

Our shareholders could experience dilution of their ownership interest by reason of our issuing more shares that are purchased by third parties.

        Under Israeli law, shareholders in public companies do not have preemptive rights. This means that our shareholders do not have the legal right to purchase shares in a new issue before they are offered to third parties. In addition, our board of directors may approve the issuance of shares in many instances without shareholders’ approval. As a result, our shareholders could experience dilution of their ownership interest by reason of our raising additional funds through the issuance of more shares that are purchased by third parties. The weighted average price per share at which we sold shares during 2005 and during 2006 was $11.62 and $10.39, respectively. In addition to the acquisition transaction described under the section captioned “Prospectus Summary – The Transactions,” we may continue to acquire companies or businesses in exchange for our shares, resulting in dilution of your shareholding.

We do not anticipate paying cash dividends in the foreseeable future.

        We have never declared or paid cash dividends and we do not anticipate paying cash dividends in the foreseeable future. We intend to retain all future earnings to fund the development of our business. In addition, if we would receive benefits under Israeli law for our “Approved Enterprises,” payment of a cash dividend may create additional tax liabilities for us.

Our concentration of voting power will limit your ability to influence or control corporate actions.

        Oded Bashan currently has the right to vote approximately 28.59% of our outstanding shares by reason of his ownership of 677,803 of our outstanding shares, and his holding proxies to vote 5,475,642 additional ordinary shares that are owned by other shareholders (he holds proxies to vote 4,375,279 of these ordinary shares as chairman of our board; however, our board of directors may designate someone else to hold these proxies; this includes SuperCom’s execution of an irrevocable proxy appointing the chairman to vote the 2,827,200 ordinary shares issued in connection with the transaction.) Mr. Bashan therefore has substantial voting power in comparison to our other shareholders and, accordingly, his vote in our shareholders’ meetings may influence the outcome of such meetings.

We have not yet evaluated our internal control over financial reporting in compliance with the Sarbanes-Oxley Act.

        We have begun the process of determining whether our existing internal controls over financial reporting systems are in compliance with Section 404. This process may divert internal resources and will take a significant amount of time and effort to complete. If it is determined that we are not in compliance with Section 404, we may be required to implement new internal control procedures and reevaluate our financial reporting. We may experience higher than anticipated operating expenses as well as higher consulting fees during the implementation of these changes and thereafter. Further, we may need to hire additional qualified personnel in order for us to be compliant with Section 404. If we are unable to implement these changes effectively or efficiently, it could harm our operations, financial reporting or financial results and could result in our being unable to obtain an unqualified report on internal controls from our independent registered public accounting firm for the relevant fiscal year.

Following the implementation of SFAS No. 123R, we are required to record a compensation expense in connection with share-based compensation and, as a result, our profitability may be reduced significantly.

        On December 16, 2004, the Financial Accounting Standards Board, or FASB, issued Statement No. 123 (revised in 2004), Share-Based Payment, or SFAS No. 123(R), which is a revision of SFAS No. 123. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123 permitted, but did not require, share-based payments to employees to be recognized based on their fair values while SFAS No. 123(R) requires, as of the first quarter of 2006, all share-based payments to employees to be recognized as a compensation expense based on their fair values. SFAS No. 123(R) also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The adoption of this standard has, and is expected to continue to have a significant adverse impact on our results of operations. In addition, if as a result of SFAS No. 123(R) we would stop or limit the use of stock options as an incentive and retention tool, it could have an adverse effect on our ability to recruit and retain employees.

Risks Related to Israel

Conditions in Israel may harm our ability to produce and sell our products and services and may adversely affect our share price.

        We are incorporated under the laws of the State of Israel, our principal executive offices and research and development facilities, as well as some of our suppliers, are located in Israel. Political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Despite the progress towards peace between Israel and its Arab neighbors, the future of these peace efforts remains uncertain. Since October 2000, there has been a substantial deterioration in the relationship between Israel and the Palestinian Authority and a significant increase in violence, primarily in the West Bank and Gaza Strip. During July 2006, an armed conflict between Israel and the Lebanese terror organization, Hezbollah, took place in northern Israel and Lebanon. The ongoing violence between Israel and the Palestinians or any future armed conflicts, political instability or continued violence in the region would likely have a negative effect on our business condition, harm our results of operations and adversely affect the share price of publicly traded Israeli companies such as us. In addition, Israel’s economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. Furthermore, several countries still restrict business with Israel and Israeli companies, which may limit our ability to make sales in those countries. These restrictions may have an adverse impact on our operating results, financial condition or the expansion of our business.

Our operations could be disrupted as a result of the obligation of key personnel to perform Israeli military service.

        Some of our executive officers and employees must perform annual military reserve duty in Israel and may be called to active duty at any time under emergency circumstances. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or other key employees due to military service. Any disruption to our operations would harm our business.

The Israeli government programs in which we currently participate, and the Israeli tax benefits we currently receive, require us to meet several conditions, and they may be terminated or reduced in the future. This could increase our costs and/or our taxes.

        We are entitled to certain tax benefits under Israeli government programs, largely as a result of the “Approved Enterprise” status granted to some of our capital investment programs by the Israeli Ministry of Industry and Trade. Taxable income derived from each program is tax exempt for a period of ten years beginning in the year in which the program first generates taxable income, up to 14 years from the date of approval or 12 years from the date of the beginning of production. Without such benefits our taxable income from such programs would be taxed at the regular corporate tax rate (31% in 2006, 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter). To maintain our eligibility for these tax benefits, we must continue to meet conditions, including making specified investments in property, plants and equipment, 30% of which must be from paid-in capital. We cannot assure you that we will continue to receive these tax benefits at the same rate or at all. From time to time, we submit requests for expansion of our approved enterprise programs. These requests might not be approved. The termination or reduction of these programs and tax benefits could increase our taxes and could have a material adverse effect on our business.

Because we received grants from the Israeli Office of the Chief Scientist, we are subject to ongoin grestrictions relating to our business

        We received royalty-bearing grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the OCS, for research and development programs that meet specified criteria. We are obligated to pay royalties with respect to the grants received. In addition, the terms of the OCS grants limit our ability to manufacture products or transfer technologies outside of Israel if such products or technologies were developed using know-how developed with or based upon OCS grants. Pursuant to the Israeli Encouragement of Research and Development in the Industry Law, we and any non-Israeli who becomes a holder of five percent or more of our share capital are generally required to notify the OCS and such non Israeli shareholder is required to undertake to observe the law governing the grant programs of the Chief Scientist, the principal restrictions of which are the transferability limits described above.

It may be difficult to enforce a U.S. judgment against us, our officers and directors or to assert U.S. securities law claims in Israel.

        We are incorporated in Israel. Most of our executive officers and directors are non residents of the United States and a substantial portion of our assets and the assets of these persons are located outside of the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws in an Israeli court against us or any of these persons or to effect service of process upon these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel.

Provisions of Israeli law may delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets.

        Israeli Companies Law regulates acquisitions of shares through tender offers, requires special approvals for transactions involving shareholders holding five percent or more of the company’s capital, and regulates other matters that may be relevant to these types of transactions. These provisions of Israeli law could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. These provisions may limit the price that investors may be willing to pay in the future for our ordinary shares. Furthermore, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This document, including the documents incorporated by reference herein, contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. For example, statements in the future tense, and statements including words such as “anticipate,” “expect,” “plan,” “intend,” “seek,” “estimate,” “will,” “may,” “could,” “project,” “goal,” “target,” “believe” and similar expressions are forward-looking statements. These statements are based on information available to us at the time of the preparation of this document or the documents incorporated by reference herein. We assume no obligation to update any of these statements to the extent that we are not so required under applicable law. The statements contained in, or incorporated by reference into, this document are not guarantees of future performance, and actual results could differ materially from our current expectations as a result of numerous factors, including the risk factors described in “Risk Factors” in this document and other factors discussed elsewhere in this document and in our Annual Reports on Form 20-F and our Reports on Form 6-K, which are available at the SEC’s Internet website at www.sec.gov.

CAPITALIZATION

        The following table sets forth our capitalization and indebtedness as of December 31, 2006 (in thousands), on an actual basis and as adjusted to give effect to the issuance of the 3,488,454 ordinary shares the resales of which are the subject of this prospectus. You should read this table in conjunction with the section captioned “Selling shareholders,” our consolidated financial statements and the related notes incorporated by reference into this prospectus.

	December 31, 2006
	Actual	As Adjusted

Current portion of long-term loans	$461	$461
Long-term loans (excluding current portion)	2,117	2,117
Shareholders' equity
Share capital - ordinary shares of NIS 0.01 par value
(authorized 50,000,000 shares issued: 18,592,880 shares; 19,139,318 shares as adjusted)	431	441
Additional paid-in capital	163,102	166,412
Accumulated other comprehensive income	424	424
Accumulated deficit	(64,803)	(64,803)

Total shareholders' equity	99,154	102,474

Total capitalization	$101,732	$105,052

REASONS FOR THE OFFER AND USE OF PROCEEDS

        We will not receive any proceeds from the sale of the ordinary shares by the selling shareholders. If the warrants are exercised in full, we would realize proceeds before expenses in the amount of 6,643.8 NIS, or approximately $1,660.95. The net proceeds of the exercise of the warrants will be used for working capital and general corporate purposes. We will bear the costs (other than underwriting commissions, if applicable) associated with the sales of the ordinary shares.

PRICE RANGE OF OUR SHARES

        Our ordinary shares were quoted on the Neuer Markt of the Frankfurt Stock Exchange from August 31, 1999 until January 31, 2003. Beginning on January 31, 2003, our ordinary shares were listed on the new Prime Standard Segment of the Frankfurt Stock Exchange. Following approval by our shareholders, our board of directors applied for the de-listing of our ordinary shares from the Frankfurt Stock Exchange, which was approved. The last day of trading of our ordinary shares on the Frankfurt Stock Exchange was December 20, 2005. Our shares were quoted on the Nasdaq SmallCap Market from November 12, 2002 until December 20, 2004. On December 16, 2004, we were approved for listing on the Nasdaq Global Market, and our shares commenced trading on the Nasdaq Global Market on December 20, 2004. Our ordinary shares continue to be listed, and to trade, on the Nasdaq Global Market.

        The following table shows, for the periods indicated, the high and low closing prices of our ordinary shares in euros giving effect to the reverse split as reported on the Neuer Markt of the Frankfurt Stock Exchange. The closing prices that are indicated below commencing January 31, 2003 were as reported in the Prime Standard Market of the Frankfurt Stock Exchange. It also shows, for the periods indicated, the high and low closing prices of our ordinary shares expressed in U.S. dollars based on the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York on the relevant dates. See the discussion below for the exchange rates applicable during the periods set forth below. The following table also shows, for the periods indicated since November 12, 2002, the high and low closing prices of our ordinary shares in U.S. dollars as reported on the Nasdaq SmallCap Market or the Nasdaq Global Market, as applicable.

Calendar Period	Frankfurt Stock Exchange (1)(3) per Share (€)		Frankfurt Stock Exchange (1)(3) per Share ($)		Nasdaq Global Market (2) per Share $
	High	Low	High	Low	High	Low

Annual
2002	14.5	3.5	12.8	3.5	8.10	4.65
2003	9.7	3.0	12.1	3.3	13.80	3.20
2004	11.5	5.3	14.5	6.5	14.74	6.46
2005	13.0	8.0	16.1	10.4	15.35	10.30
2006	-	-	-	-	17.23	6.16

Fiscal Quarters
2005
First quarter	11.5	8.4	14.9	10.4	15.35	10.95
Second quarter	13.0	9.1	16.1	11.1	15.27	11.15
Third quarter	11.5	9.6	13.6	11.4	13.80	11.62
Fourth quarter	11.0	8.0	14.6	10.5	14.64	10.30
2006
First quarter	-	-	-	-	17.23	12.55
Second quarter	-	-	-	-	13.55	9.01
Third quarter	-	-	-	-	11.78	7.23
Fourth quarter	-	-	-	-	7.91	6.16
2007
First Quarter	-	-	-	-	7.36	6.05
Second Quarter (through April 20, 2007)	-	-	-	-	8.27	6.85

Most Recent Six Months
October 2006	-	-	-	-	7.91	7.28
November 2006	-	-	-	-	7.38	6.16
December 2006	-	-	-	-	6.91	6.42
January 2007	-	-	-	-	7.29	6.17
February 2007	-	-	-	-	6.93	6.05
March 2007	-	-	-	-	7.36	6.47
April 2007 (through April 20, 2007)	-	-	-	-	8.27	6.85

(1)	Our shares were quoted on the Neuer Markt of the Frankfurt Stock Exchange from August 31, 1999 until January 31, 2003. From January 31, 2003 until December 20, 2005, our ordinary shares were listed on the new Prime Standard Segment of the Frankfurt Stock Exchange. To the extent required, share prices are adjusted to give effect to our 10-for-1 reverse share split effective as of June 17, 2002.

(2)	Our ordinary shares were quoted on the Nasdaq SmallCap Market from November 12, 2002 until December 20, 2004. On December 16, 2004, we were approved for listing on the Nasdaq Global Market, and our ordinary shares commenced trading on the Nasdaq Global Market on December 20, 2004.

(3)	Through (and including) December 20, 2005.

        The following table sets forth, for the periods and dates indicated, information concerning the noon buying rate for the euro, expressed in euros per dollar:

	Average Rate(1)	High	Low	Period- End Rate

2002	1.0578	1.1636	0.9537	0.9537
2003	0.8833	0.9652	0.7938	0.7938
2004	0.8040	0.8474	0.7339	0.7387
2005	0.8045	0.8590	0.7318	0.8452

(1)	The average daily noon buying rate from the Federal Reserve Bank of New York.

        On April 20, 2007, the last reported sale price of our ordinary shares on the Nasdaq Global Market was $7.94 per share. According to our transfer agent, as of April 16, 2007, there were 108 holders of record of our ordinary shares.

PRO FORMA FINANCIAL INFORMATION

On Track Innovations Ltd.

Unaudited Pro Forma Condensed Combined Statements of Operations

On December 31, 2006, the Company completed the acquisition of substantially all of SuperCom's key operating assets, including the International Project Solutions (“IPS”) business. The following unaudited pro forma condensed combined financial information has been prepared to give effect to the acquisition by the Company of the main assets (not including net working capital monetary accounts and long-term liabilities) of the IPS business under the purchase method of accounting after giving effect to the pro forma adjustments described in the accompanying notes.

The aggregate purchase price was paid through the issuance of 2,827,200 of the Company’s ordinary shares. The Company also incurred transaction costs, consisting primarily of professional fees amounting to approximately $701 thousand, in connection with this acquisition.

The acquisition was accounted for under the purchase method of accounting. The purchase price was calculated in accordance with EITF No. 99-12 “Determination of the Measurement Date for the Market Price of Acquirer Securities Issues in Purchase Business Combination”, and was $21,340 thousand. The purchase price has been allocated to the assets acquired and liabilities assumed based on an independent appraisal and management estimates, as follows:

In $ Thousands

Inventories	$303
Property and equipment	1,277
Technology	691
Customer relationships	1,448
Goodwill	17,621

Net assets acquired	$21,340

The following unaudited pro forma statement of operations includes a pro forma condensed combined statement of operations for the years ended December 31, 2005 and 2006, giving effect to the acquisition as though it had occurred on January 1, 2005.

A pro forma condensed balance sheet as of December 31, 2006, is not presented since the transaction is already reflected in the consolidated balance sheet of the Company as of December 31, 2006.

The unaudited pro forma statements of operations is provided for informational purposes only and is not necessarily indicative of the results of the Company’s operations had the acquisition actually occurred on January 1, 2005, nor is it necessarily indicative of the results of operations which may be expected to occur in the future. The unaudited pro forma statement of operations is based on assumptions that we believe are reasonable and should be read in conjunction with the historical consolidated financial statements and the accompanying notes thereto of the Company for the year ended December 31, 2006, which appears in Annual Report of the Company on Form 6-K for the fiscal year ended December 31, 2006 furnished to the Securities and Exchange Commission on March 29, 2007.

The unaudited pro forma condensed combined statement of operations does not include realization of cost savings from operating efficiencies, synergies or any other of the effects resulting from the IPS acquisition, if any.

On Track Innovations Ltd.
Unaudited Pro Forma Condensed Combined Statements of Operations

	Year ended December 31, 2005
	OTI As Reported	IPS	Pro forma Adjustments	Pro forma Combined
	In $ thousands

Revenues	$35,664	$8,293		$43,957

Cost of revenues	21,629	4,494		26,123

Gross profit	14,035	3,799		17,834

Research and development, net	4,787	709		5,496
Selling and marketing	7,620	2,402		10,022
General and administrative	9,666	2,909		12,575
Amortization of intangible assets	700	-	(a) 450	1,150
Expenses relating to raising of Capital, exchange of
subsidiary's and acquisitions in the Far East.	1,768	-		1,768
Gain from sale of subsidiary	(374)	-		(374)
Restructuring expenses	-	496		496
Litigation settlement expenses	-	129		129

Total operating expenses	24,167	6,645	450	31,262

Operating loss	(10,132)	(2,846)	(450)	(13,428)
Financial income (expense), net	669	(25)		644
Other expenses, net	(84)	(29)		(113)

Loss before taxes on income	(9,547)	(2,900)	(450)	(12,897)
Taxes on income	175	-		175
Minority share in income of subsidiary	(185)	-		(185)

Loss before extraordinary item	(9,557)	(2,900)	(450)	(12,907)

Extraordinary item	444	-		444

Net loss	$(9,113)	$(2,900)	(450)	$(12,463)

Basic and diluted net loss per ordinary
share from:
Loss before extraordinary item	$(1.01)			$(1.05)
Extraordinary item	0.05			0.04

Net loss	$(0.96)			$(1.01)

Weighted average number of ordinary
shares used in computing basic and
diluted net loss per ordinary share	9,512,198		(b)2,827,200	12,339,398

See accompanying notes to unaudited pro forma condensed combined statement of operations

On Track Innovations Ltd.
Unaudited Pro Forma Condensed Combined Statements of Operations

	Year ended December 31, 2006
	OTI As Reported	IPS	Pro forma Adjustments	Pro forma Combined
	In $ thousands

Revenues	$40,553	$8,388		$48,941

Cost of revenues	21,871	3,332		25,203

Gross profit	18,682	5,056		23,738

Research and development, net	7,065	817		7,882
Selling and marketing	7,072	4,362		11,434
General and administrative	11,948	2,562		14,510
Amortization of intangible assets	821	-	(a)450	1,271
Gain from sale of subsidiary	(122)	-		(122)

Total operating expenses	26,784	7,741	450	34,975

Operating loss	(8,102)	(2,685)	(450)	(11,237)
Financial income (expense), net	1,712	(120)		1,592
Other income (expense), net	(75)	-		(75)

Loss before taxes on income	(6,465)	(2,805)	(450)	(9,720)
Taxes on income	323	-		323
Minority share in income of subsidiary	625	-		625
Equity loss of affiliate	(1,087)	-		(1,087)

Net loss	$(6,604)	$(2,805)	(450)	$(9,859)

Basic and diluted net loss per ordinary
share from:
Net loss	$(0.47)			$(0.59)

Weighted average number of ordinary
shares used in computing basic and
diluted net loss per ordinary share	13,919,958		(b)2,827,200	16,747,158

See accompanying notes to unaudited pro forma condensed combined statement of operations

On Track Innovations Ltd.
Unaudited Pro Forma Condensed Combined Statements of Operations

Note 1: General – Basis of pro forma presentation

On December 31, 2006, the Company completed the acquisition of substantially all of SuperCom's key operating assets, including the IPS business. The unaudited pro forma condensed combined financial information has been prepared in order to give effect to the acquisition of the IPS business, as if the acquisition had occurred on January 1, 2005.

Note 2: Pro forma adjustments

The adjustments included in the pro forma condensed combined statements of operations are summarized as follows:

(a)	Represents the increase of amortization expenses due to amortization of identifiable intangible assets – Technology and Customer Relationships, by the straight-line method over the estimated useful life of 6 and 5 years, respectively.

(b)	Represents the increase of a weighted average number of ordinary shares due to 2,827,200 shares issued to SuperCom.

SELLING SHAREHOLDERS

        We understand that the selling shareholders named below may sell the ordinary shares held by it as listed below as of the date of this prospectus. To our knowledge, except as disclosed below, none of the selling shareholders is a director, officer or consultant of the company, a holder of 10% or more of our shares, or a broker-dealer. The information provided in the table below with respect to each selling shareholder has been obtained from the selling shareholders as of April 20, 2007. We have identified in the footnotes those individuals who have or share voting and/or investment control over each such selling shareholders. Because the selling shareholders may sell all, some or none of the ordinary shares beneficially owned by it, we can estimate neither the number or the percentage of ordinary shares that will be beneficially owned by the selling shareholders following this offering. See the section captioned “Plan of Distribution.” However, the table assumes that all ordinary shares being offered under this prospectus are ultimately sold in the offering. The ordinary shares covered by this prospectus shall be deemed to include ordinary shares offered by any pledgee, donee, transferee or other successor-in-interest of the selling shareholders, provided that this prospectus will be amended or supplemented if required by applicable law.

        Certain of the ordinary shares being offered by the selling shareholders are issuable upon the exercise of warrants. For additional information regarding the warrants, see the section captioned “Prospectus Summary.”

        We are registering the ordinary shares in order to permit the selling shareholders to offer the shares for resale from time to time. Except as indicated in the table below and as described under “Prospectus Summary – The Transactions,” the selling shareholders have not had any material relationships with us within the past three years.

	Relationship with Us Within Past Three Years	Ordinary Shares Beneficially Owned Prior to Offering(a)			Ordinary Shares Being Offered	Ordinary Shares Being Offered Underlying Warrants	Ordinary Shares Beneficially Owned After Offering
Name of Beneficial Owner		Number		Percent			Number(b)	Percent

SuperCom Ltd.(c)
Sagid "House
Hasharon Industrial Park"	Party to
P.O.B. 5039, Qadima	SuperCom
60920 Israel	transaction	2,827,200	(c)	15.28%	2,827,200	0	0	-
Barun Electronics Co. Ltd.	Party to
#634-1, Tongsam-Ri, Namsa-Myun,	Barun
Cheoin-Gu Yongin-Si, Kyunggi-Do, Korea	transaction	480,000	(d)	2.5%	480,000	0	0	-
Mr. Yitzchak Babayov
Hashahaf 5	Consultant
Hod Hasharon, 45351	(SuperCom
Israel	transaction)	84,816		*	84,816	0	0	-
Join International Network Ltd.	Consultant
Sde Nehemia,	(Barun
12145 Israel	transaction)	0		*	0	50,000	0	-
Beijing Feng Di Rue Science &
Technology Ltd.
Room 1451, New Century Hotel Office	Party to
Tower, No. 6 Southern Road, Capital	FDR-OTI
Guym, HaiDian, Beijing, P.R. China	transaction	30,000		*	30,000	0	0	-

	Relationship with Us Within Past Three Years	Ordinary Shares Beneficially Owned Prior to Offering(a)			Ordinary Shares Being Offered	Ordinary Shares Being Offered Underlying Warrants	Ordinary Shares Beneficially Owned After Offering
Name of Beneficial Owner		Number		Percent			Number(b)	Percent

Financial
Ms. Sharon Sycoff	advisor /
380 Lexington Avenue	consultant
Suite 2135	(affiliate of
New York, NY 10168	AGI)	100,045	(e)	*	0	8,055	91,990	-
Financial
Mr. Aharon Orlansky	advisor /
201 East 62nd Street	consultant
Apt. 10A	(affiliate of
New York, NY 10021	AGI)	102,959	(f)	*	0	7,397	95,562	-
Financial
Mr. Jordan D. Cooper	advisor /
140 East 28th Street	consultant
Apt. 9A	(affiliate of
New York, NY 10016	AGI)	6,581	(g)	*	0	822	5,759	-
Financial
advisor /
Ms. Allison Gold	consultant
874 East 9th Street Brooklyn, NY 11230	(affiliate of AGI)	164	(h)	*	0	164	0	-

*	Indicates less than 1%.

(a)	Except as otherwise noted, and pursuant to applicable community property laws, each person or entity named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by that person or entity. Shares beneficially owned include shares that may be acquired pursuant to options and warrants exercisable within 60 days of the date of this prospectus.

(b)	Assuming the sale of all ordinary shares registered for the account of the selling shareholders. The selling shareholders may sell all, some or no portion of the ordinary shares registered hereunder.

(c)	The selling shareholder executed an irrevocable proxy appointing our chairman on behalf of the board of directors, or a person the board of directors will instruct, to vote its 2,827,200 ordinary shares.

(d)	The selling shareholder executed an irrevocable proxy appointing Z.A.G. Trust Company Ltd., the escrow agent under our escrow agreement with the selling shareholder, to vote its 480,000 ordinary shares. However, the parties have agreed that the escrow agent will not vote such 480,000 ordinary shares in any manner whatsoever as long as it holds such shares.

(e)	Consists of (i) 8,055 ordinary shares underlying warrants exercisable within 60 days with an exercise price of 0.10 NIS per share, (ii) 31,990 ordinary shares underlying warrants exercisable within 60 days with an exercise price of $14.58 per share that were issued as compensation for facilitating the private placement of units issued by us on November 1, 2005, and (iii) 60,000 ordinary shares underlying warrants exercisable within 60 days with an exercise price of $12.74 per share that were issued on August 17, 2005, in connection with the entering into of a financial advisory agreement between OTI and Andrew Garrett, Inc.

(f)	Consists of (i) 1,800 ordinary shares, (ii) 26,233 ordinary shares underlying warrants exercisable within 60 days with an exercise price of $14.58 per share that were issued as compensation for facilitating the private placement of our units issued on November 1, 2005, (iii) 2,984 ordinary shares underlying warrants exercisable within 60 days with an exercise price of $13.97 per share, (iv) 4,545 ordinary shares underlying warrants exercisable within 60 days with an exercise price of $3.85 per share, (v) 60,000 ordinary shares underlying warrants exercisable within 60 days with an exercise price of $12.74 per share that were issued on August 17, 2005, in connection with the entering into of a financial advisory agreement between OTI and Andrew Garrett, Inc. and (vi) 7,397 ordinary shares underlying warrants exercisable within 60 days with an exercise price of 0.10 NIS per share.

(g)	Consists of (i) 822 ordinary shares underlying warrants exercisable within 60 days with an exercise price of 0.10 NIS per share and (ii) 5,759 ordinary shares underlying warrants exercisable within 60 days with an exercise price of $14.58 per share that were issued as compensation for facilitating the private placement of units issued by us on November 1, 2005.

(h)	Consists of 164 ordinary shares underlying warrants exercisable within 60 days with an exercise price of 0.10 NIS per share.

PLAN OF DISTRIBUTION

        The selling shareholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling ordinary shares or interests in ordinary shares received after the date of this prospectus from a selling shareholders as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their ordinary shares or interests in ordinary shares on any stock exchange, market or trading facility on which the ordinary shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

        The selling shareholders may use any one or more of the following methods when disposing of ordinary shares or interests therein:

—	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
—	block trades in which the broker-dealer will attempt to sell the ordinary shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
—	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
—	an exchange distribution in accordance with the rules of the applicable exchange;
—	privately negotiated transactions;
—	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
—	broker-dealers may agree with the selling shareholders to sell a specified number of such ordinary shares at a stipulated price per share; and
—	a combination of any such methods of sale.

        The selling shareholders may, from time to time, pledge or grant a security interest in some or all of the ordinary shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the ordinary shares, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer the ordinary shares in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

        In connection with the sale of our ordinary shares or interests therein, the selling shareholders may loan or pledge the ordinary shares to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of ordinary shares offered by this prospectus, which ordinary shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

        The aggregate proceeds to the selling shareholders from the sale of the ordinary shares offered by them will be the purchase price of the ordinary shares less discounts or commissions, if any. Each of the selling shareholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of ordinary shares to be made directly or through agents. We will not receive any of the proceeds from this offering.

        The selling shareholders also may resell all or a portion of the ordinary shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

        The selling shareholders and any underwriters, broker-dealers or agents that participate in the sale of the ordinary shares or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the ordinary shares may be underwriting discounts and commissions under the Securities Act. Selling shareholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

        To the extent required, the ordinary shares to be sold, the names of the selling shareholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

        In order to comply with the securities laws of some states, if applicable, the ordinary shares may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the ordinary shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

        We have advised the selling shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of ordinary shares in the market and to the activities of the selling shareholders and their affiliates. In addition, to the extent applicable, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the ordinary shares against certain liabilities, including liabilities arising under the Securities Act.

        We have agreed to indemnify the selling shareholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the ordinary shares offered by this prospectus.

        We have agreed with the selling shareholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the ordinary shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement; (2) the date on which the ordinary shares may be sold pursuant to Rule 144(k) of the Securities Act; or (3) 30 months following the date the prospectus was declared effective, we have advised SuperCom in writing that the effective period has expired.

DIVIDEND POLICY

        We have never declared or paid any cash dividends on our ordinary shares or other securities. We currently expect to retain all future earnings, if any, to finance the development of our business, and do not anticipate paying any cash dividends in the foreseeable future. Any future determination relating to dividend policy will be made by our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial condition and future prospects and other factors the board of directors may deem relevant. In the event of a distribution of a cash dividend out of tax exempt income, we will be liable to corporate tax at a rate of 25% in respect of the amount distributed.

DESCRIPTION OF ORDINARY SHARES

        As of April 20, 2007, our authorized share capital consisted of 50,000,000 ordinary shares, nominal value NIS 0.10 per share, of which 19,145,950 were issued and outstanding, excluding shares issuable upon exercise of warrants or options. On June 18, 2006, our board of directors approved increasing our authorized share capital from 30,000,000 to 50,000,000. This increase was approved by our shareholders on August 24, 2006.

        The ownership or voting of ordinary shares by non-residents of Israel is not restricted in any way by our articles of association or the laws of the State of Israel, except that nationals of countries which are in a state of war with Israel might not be recognized as owners of ordinary shares.

LEGAL MATTERS

        The validity of the ordinary shares offered in this offering and certain other matters in connection with this offering relating to Israeli law will be passed upon for us by Zysman Aharoni Gayer & Ady Kaplan & Co., Law Offices, Tel Aviv, Israel. Kramer Levin Naftalis & Frankel LLP, New York, New York, has advised us with respect to U.S. legal matters in connection with this offering.

EXPERTS

        The consolidated financial statements of On Track Innovations Ltd. and its subsidiaries as of December 31, 2006 and 2005, and for each of the years in the three-year period ended December 31, 2006, which appear in the report on Form 6-K of On Track Innovations Ltd. furnished to the Securities and Exchange Commission on March 29, 2007, and the consolidated financial statements of On Track Innovations Ltd. and its subsidiaries as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, which appear in the December 31, 2005, annual report on Form 20-F of On Track Innovations Ltd., have been incorporated by reference herein in reliance upon the reports of Somekh Chaikin, a member firm of KPMG International, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2006 financial statements refers to a change in the method of accounting for stock-based compensation.

        The financial statements of SuperCom Ltd. and its subsidiaries as of the years ended December 31, 2006 and 2005 and for each of the years in the three-year period ended December 31, 2006 which appear in the report on Form 6-K filed by SuperCom with the SEC on April 18, 2007, have been incorporated by reference herein and in the registration statement, in reliance upon the audit reports of Fahn Kanne & Co., Certified Public Accountants (Isr.), and BDO McCabe Lo Limited, Certified Public Accountants, incorporated by reference herein, and upon the authority of said firms as experts in accounting and auditing.

ENFORCEABILITY OF CIVIL LIABILITIES

        We are incorporated under the laws of the State of Israel. Service of process upon our directors and executive officers and the Israeli experts named in this prospectus, substantially all of whom reside outside the United States, will be difficult to obtain within the United States. Furthermore, because substantially all of our assets and the assets of these persons are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers or the Israeli experts named in the prospectus, will be difficult to collect outside those countries.

        We have been informed by our Israeli legal counsel, Zysman Aharoni Gayer & Ady Kaplan & Co., Law Offices, that there is doubt as to the enforceability of civil liabilities under the Securities Act and the Exchange Act in original actions instituted in Israel. However, subject to certain time limitations, Israeli courts generally enforce a final executory judgment of a foreign court in civil matters including judgments based upon the civil liability provisions of the Securities Act and the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that:

—	the judgments are obtained after due process before a court of competent jurisdiction, according to the laws of the state in which the judgment is given and the rules of private international law currently prevailing in Israel;

—	the foreign court is not prohibited by law from enforcing judgments of Israeli courts;

—	adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard and to present his evidence;

—	the judgments and the enforcement of the civil liabilities are not contrary to the law, public policy, security or sovereignty of the State of Israel;

—	the judgments were not obtained by fraud and do not conflict with any other valid judgment in the same matter between the same parties;

—	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court; and

—	the obligations under the judgment are enforceable according to the laws of the State of Israel.

        We have irrevocably appointed OTI America, Inc. as our agent solely to receive service of process in any action against us in any U.S. federal court or the courts of the State of New York arising out of this offering.

        Foreign judgments enforced by Israeli courts will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to render judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date thereof, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli law prevailing at that time. Judgment creditors must bear the risk of unfavorable exchange rate movement.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed a registration statement on Form F-3, including the exhibits and schedules thereto, with the SEC under the Securities Act, and the rules and regulations thereunder, for the registration of the ordinary shares that are being offered by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreements or other document.

        We are subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers. As a “foreign private issuer,” we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchases and sales of shares. In addition, we are not required to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 180 days after the end of each fiscal year, an Annual Report on Form 20-F containing financial statements audited by an independent registered public accounting firm. We also furnish Reports on Form 6-K containing unaudited interim financial information for the first three quarters of each fiscal year.

        You may read and copy any document we file with or furnish to the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F. Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. In addition, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. You can review our SEC filings, including the registration statement by accessing the SEC’s Internet website at www.sec.gov.

        Documents may also be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington D.C. 20006. In addition, documents referred to in this prospectus, in so far as they relate to us, may be inspected during normal business hours at On Track Innovations Ltd., Z.H.R. Industrial Zone, P.O. Box 32, Rosh Pina, Israel 12000.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to “incorporate by reference” into this prospectus information we file with the SEC. This means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede information previously filed. We incorporate by reference the documents listed below:

—	our Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed with the SEC on May 22, 2006 (SEC File No. 0-49877);

—	our Reports on Form 6-K furnished to the SEC on May 30, 2006, August 17, 2006, November 22, 2006 and March 29, 2007;

—	the Report on Form 6-K furnished to the SEC by SuperCom Ltd. on April 18, 2007; and

—	the description of our ordinary shares contained in our registration statement on Form 8-A filed with the SEC on June 19, 2002.

        We also incorporate by reference all of our subsequent Annual Reports on Form 20-F filed with the SEC prior to the termination of this offering. In addition, we may incorporate by reference our future Reports on Form 6-K submitted to the SEC to the extent we state in those forms that they are being incorporated by reference into this prospectus.

        As you read the above documents, if you find inconsistencies among the documents, or between any of the documents and this prospectus, you should rely on the statements made in the most recent document. All information appearing in this prospectus is qualified in its entirety by the information and financial statements, including the notes thereto, contained in the documents incorporated by reference in this prospectus.

        We will provide to each person (including any beneficial owner) to whom this prospectus has been delivered a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus. We will provide this information upon written or oral request, and at no cost to the party making the request. Requests should be directed to On Track Innovations Ltd., Z.H.R. Industrial Zone P.O. Box 32, Rosh-Pina 12000 Israel, Attention: Investor Relations. Our phone number is +011-972-4-686-8000.

EXPENSES

        We anticipate that our total expenses with respect to the registration statement of which this prospectus is a part and the offering to be made hereby will aggregate approximately $55,835.15, of which $835.15 is attributable to the SEC registration fee, approximately $30,000 is attributable to legal fees and approximately $25,000 is attributable to accounting fees. None of these expenses will be paid by the selling shareholders.

3,488,454 Ordinary Shares

PROSPECTUS

, 2007

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8. Indemnification of Directors and Officers.

        Under the Companies Law, an Israeli company may only exculpate an office holder in advance, in whole or in part, for breach of duty of care and only if a provision authorizing such exculpation is included in its articles of association. Our articles of association include such a provision. A company may not exculpate an office holder in advance from his liability towards the company which is caused by a breach of duty of care in case of Distribution (as such term is defined in the Companies Law). A company may not exculpate an office holder for breach of duty of loyalty. However, the company may approve an act performed in breach of the duty of loyalty of an office holder provided that the office holder acted in good faith, the act or its approval does not harm the company, and the office holder discloses the nature of his or her personal interest in the act and all material facts and documents a reasonable time before discussion of the approval.

        Under the Companies Law, an Israeli company may indemnify an office holder in respect of certain liabilities either in advance of an event or following an event provided a provision authorizing such indemnification is inserted in its articles of association. Advance indemnification of an office holder must be limited to the following:

—	a financial liability imposed on him in favor of another person pursuant to a judgment, settlement or arbitrator’s award approved by court, provided that the indemnification shall be limited to events which are determined by the board of directors, are foreseeable in light of the company’s activities at the time when the obligation for indemnification is granted, and to amounts and standards which are determined by the board of directors as reasonable in such event, and provided that the obligation for indemnification will specify the said events and amounts or standards;

—	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him by the company, on its behalf or by a third party, in connection with criminal proceedings in which the office holder was acquitted or as a result of conviction for a crime that does not require proof of criminal intent; and

—	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder due to investigation or proceedings instituted against the office holder by an authority authorized to conduct such investigation or proceedings and ended without filing an indictment against him and without imposing monetary liability as an alternative to criminal proceedings or ended without filing an indictment against him but in imposing monetary liability as an alternative to criminal proceedings for a crime that does not require proof of criminal intent.

        A company may insure an office holder against the following liabilities incurred for acts performed as an office holder if a provision authorizing such insurance is included in its articles of association:

—	a breach of duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

—	a breach of duty of care to the company or to a third party; and

—	a financial liability imposed on the office holder in favor of a third party.

        An Israeli company may not indemnify, exculpate or insure an office holder against any of the following:

—	a breach of duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

—	a breach of duty of care committed intentionally or recklessly except if such recklessness is made solely negligently;

—	an act or omission committed with intent to derive illegal personal benefit; or

—	a fine levied against the office holder.

        Under the Companies Law, indemnification and insurance of office holders must be approved by our audit committee and our board of directors and, in specified circumstances, by our shareholders.

        Our articles of association provide that we may indemnify and insure our office holders to the fullest extent permitted by the Companies Law. Our office holders are currently covered by a directors and officers’ liability insurance policy with an aggregate claim limit of $5 million.

        Our board of directors has resolved to indemnify and insure our office holders with respect to liabilities resulting from this offering to the extent that these liabilities are not covered by insurance. The applicable indemnification was limited to up to $5 million. In the opinion of the SEC, however, indemnification of directors and office holders for liabilities arising under the Securities Act is against public policy and therefore unenforceable.

        Our U.S. subsidiary has also entered into indemnification agreements with certain of its key employees. These agreements provide, independent of the indemnification these individuals are entitled to by law and under the provisions of the subsidiary’s charter, indemnification for certain acts while employed by the subsidiary. These indemnification agreements contain exclusions, such as limiting indemnification that would be unlawful or that is covered by other liability insurance. Moreover, employees are not indemnified against liability to the extent that the employee gained a personal profit to which he or she is not legally entitled, including proceeds obtained from the illegal trading of our equity securities. The performance of these agreements is guaranteed by OTI as parent of the U.S. subsidiary, to the extent permitted by Israeli law.

Item 9. Exhibits and Financial Statement Schedules.

(a)	The following exhibits are filed herewith:

Exhibit Number	Exhibit Description

2.1	Asset Purchase Agreement, dated as of November 7, 2006 by and between the Registrant and SuperCom Ltd. (1)

2.2	Registration Rights Agreement, dated as of December 31, 2006 by and between the Registrant and SuperCom Ltd. (1)

2.3	Service and Supply Agreement, dated as of December 31, 2006 by and between the Registrant and SuperCom Ltd. (1)

2.4	Lock-Up Agreement, dated as of December 31, 2006 by and between the Registrant and SuperCom Ltd. (1)

2.5	Irrevocable Proxy, dated as of November 7, 2006 by and between the Registrant and SuperCom Ltd. (2)

2.6	Consulting Agreement, dated October 10, 2006 by and between the Registrant and Yitzchak Babayov

2.7	Purchase Agreement, dated September 13, 2006 by and between the Registrant and Beijing Feng Di Rui Science & Technology Ltd.

2.8	Letter Agreement regarding Renewal of Financial Advisory Agreement, dated as of November 10, 2006 by and between the Registrant and Andrew Garrett, Inc.

2.9	Business Line Purchase Agreement, dated as of February 16, 2007, by and between Barun Electronics Co., Ltd. and the Registrant

2.10	Irrevocable Proxy, dated as of February 16, 2007, from Barun Electronics Co., Ltd. to Z.A.G. Trust Company Ltd., in its capacity as escrow agent

2.11	Escrow Agreement, dated as of February 16, 2007, by and among Z.A.G. Trust Company Ltd., as escrow agent, Barun Electronics Co., Ltd. and the Registrant

2.12	Consulting and Mediation Agreement, dated as of February 16, 2007, by and between the Registrant and Join International Network Ltd.

2.13	Lock-Up Agreement, dated as of February 16, 2007, by and between Barun Electronics Co., Ltd. and the Registrant

4.1	Specimen share certificate (3)

5.1	Opinion of Zysman Aharoni Gayer & Ady Kaplan & Co., Law Offices, Israeli counsel to the Registrant, as to the validity of the ordinary shares (including consent)

23.1	Consent of Somekh Chaikin, a member firm of KPMG International

23.2	Consent of Fahn Kanne & Co.

23.3	Consent of Zysman Aharoni Gayer & Ady Kaplan & Co., Law Offices, Israeli counsel to the Registrant (included in Exhibit 5.1)

23.4	Consent of BDO McCabe Lo Limited

24.1	Powers of attorney (included in signature page to Registration Statement)

(1)	Incorporated herein by reference from the Report on Form 6-K filed by the Registrant with the Securities and Exchange Commission on November 14, 2006.

(2)	Incorporated herein by reference from the Schedule 13-D filed with respect to the Registrant with the Securities and Exchange Commission on January 22, 2007.

(3)	Incorporated herein by reference from the Registration Statement on Form F-1 (Registration No. 333-90496) filed by the Registrant with the Securities and Exchange Commission on June 14, 2002.

Item 10. Undertakings.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than any payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes:

    (1)        To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

    (i)        To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

    (ii)        To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

    (iii)        to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a) and (b) shall not apply to the extent that the information required to be included in a post-effective amendment by these paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Exchange Act of 1934 that are incorporated by reference in this registration statement;

    (2)        That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

    (3)        To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

    (4)        To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering; provided, however, that this Paragraph (4) shall not apply to the extent that such financial statements and information are contained in periodic reports filed or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Exchange Act of 1934 that are incorporated by reference in this registration statement; and

    (5)        That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Rosh Pina, Israel, on this 24th day of April, 2007.

ON TRACK INNOVATIONS LTD. By: /s/ ODED BASHAN —————————————— Oded Bashan Chairman of the Board of Directors, President and Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Oded Bashan, Ohad Bashan and Guy Shafran, and each of them, his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments)to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 562(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that all said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Name	Title	Date

/s/ ODED BASHAN —————————————— Oded Bashan	Chairman of the Board of Directors, President and Chief Executive Officer (Principal Executive Officer)	April 23, 2007

/s/ GUY SHAFRAN —————————————— Guy Shafran	Chief Financial Officer (Principal Financial and Accounting Officer)	April 23, 2007

/s/ RONNIE GILBOA —————————————— Ronnie Gilboa	Vice President - Projects and Director	April 23, 2007

/s/ SHLOMI TUSIA-COHEN ——————————————	Director	April 23, 2007

/s/ OHAD BASHAN —————————————— Ohad Bashan	Chief Marketing Officer and Director	April 23, 2007

/s/ ELIEZER MANOR —————————————— Eliezer Manor	Director	April 23, 2007

/s/ ORA SETTER —————————————— Ora Setter	Director	April 23, 2007

/s/ ELI AKAVIA —————————————— Eli Akavia	Director	April 23, 2007

Authorized Representative in the
United States:

OTI AMERICA, INC.

/s/ OHAD BASHAN —————————————— Ohad Bashan	Chief Executive Officer	April 23, 2007

EXHIBIT INDEX

Exhibit Number	Exhibit Description

2.1	Asset Purchase Agreement, dated as of November 7, 2006 by and between the Registrant and SuperCom Ltd. (1)

2.2	Registration Rights Agreement, dated as of December 31, 2006 by and between the Registrant and SuperCom Ltd. (1)

2.3	Service and Supply Agreement, dated as of December 31, 2006 by and between the Registrant and SuperCom Ltd. (1)

2.4	Lock-Up Agreement, dated as of December 31, 2006 by and between the Registrant and SuperCom Ltd. (1)

2.5	Irrevocable Proxy, dated as of November 7, 2006 by and between the Registrant and SuperCom Ltd. (2)

2.6	Consulting Agreement, dated October 10, 2006 by and between the Registrant and Yitzchak Babayov

2.7	Purchase Agreement, dated September 13, 2006 by and between the Registrant and Beijing Feng Di Rui Science & Technology Ltd.

2.8	Letter Agreement regarding Renewal of Financial Advisory Agreement, dated as of November 10, 2006 by and between the Registrant and Andrew Garrett, Inc.

2.9	Business Line Purchase Agreement, dated as of February 16, 2007, by and between Barun Electronics Co., Ltd. and the Registrant

2.10	Irrevocable Proxy, dated as of February 16, 2007, from Barun Electronics Co., Ltd. to Z.A.G. Trust Company Ltd., in its capacity as escrow agent

2.11	Escrow Agreement, dated as of February 16, 2007, by and among Z.A.G. Trust Company Ltd., as escrow agent, Barun Electronics Co., Ltd. and the Registrant

2.12	Consulting and Mediation Agreement, dated as of February 16, 2007, by and between the Registrant and Join International Network Ltd.

2.13	Lock-Up Agreement, dated as of February 16, 2007, by and between Barun Electronics Co., Ltd. and the Registrant

4.1	Specimen share certificate (3)

5.1	Opinion of Zysman Aharoni Gayer & Ady Kaplan & Co., Law Offices, Israeli counsel to the Registrant, as to the validity of the ordinary shares (including consent)

23.1	Consent of Somekh Chaikin, a member firm of KPMG International

23.2	Consent of Fahn Kanne & Co.

23.3	Consent of Zysman Aharoni Gayer & Ady Kaplan & Co., Law Offices, Israeli counsel to the Registrant (included in Exhibit 5.1)

23.4	Consent of BDO McCabe Lo Limited

24.1	Powers of attorney (included in signature page to Registration Statement)

(1)	Incorporated herein by reference from the Report on Form 6-K filed by the Registrant with the Securities and Exchange Commission on November 14, 2006.

(2)	Incorporated herein by reference from the Schedule 13-D filed with respect to the Registrant with the Securities and Exchange Commission on January 22, 2007.

(3)	Incorporated herein by reference from the Registration Statement on Form F-1 (Registration No. 333-90496) filed by the Registrant with the Securities and Exchange Commission on June 14, 2002.